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Exhibit 99.02

Consent of Frost & Sullivan

        Frost & Sullivan grants Omneon Video Networks, Inc. (the "Company") permission to disclose the following information taken from the World Video Server Markets and World Digital Asset Management Markets reports in all filings made by the Company with the U.S. Securities and Exchange Commission.

        "According to Frost & Sullivan, the worldwide market for video servers is expected to grow from $583 million in 2006 to $1.2 billion in 2010."

        "According to Frost & Sullivan, the market for video servers used for ingest, production and distribution activities is expected to grow from $583 million in 2006 to $1.2 billion in 2010, representing a compound annual growth rate of 20%."

        "According to Frost & Sullivan, spending on digital asset management solutions is estimated to be $643 million in 2006, and is expected to grow at a compound annual growth rate of 27% to $1.7 billion in 2010."

        It is understood by both Frost & Sullivan and the Company that Frost & Sullivan will be credited as the source of publication.

February 14, 2007	Frost & Sullivan
	By:	/s/ KRISHNA SRINIVASAN
Name: Krishna Srinivasan
Title: President (North America)

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Consent of Frost & Sullivan